FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of February 2004

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ]	No [X]

SIGNATURE
Press Release — Gemplus Launches GEMobileIT
Press Release — GEMPLUS DEPLOYS FIRST FRENCH EMV1 BANKING CARDS

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: 18 February, 2004,
	By:	/s/ Stephen Juge

Name: Stephen Juge
Title: Executive Vice President and General Counsel

Gemplus Launches GEMobileIT — A SIM-Secure Solution For Access To Data Over Public WLAN

Luxembourg, 17 February 2004, Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card-based solutions, today announced the commercial launch of its SIM solution for accessing data over Public WLAN, GEMobileIT.

GEMobileIT is a package comprised of software, a smart card combining SIM card and enterprise security functions, and a smart card reader. The pack is designed to authenticate the WLAN user to the network operator and to provide secure access to the user’s corporate network and data. Once installed on the PC, it manages the operator / end-user authentication over the WLAN, and then automatically runs the enterprise VPN authentication. It guarantees the most secure connection over public hotspots by linking into the GSM infrastructure, thereby benefiting from the roaming, billing and authentication infrastructure already deployed by mobile operators. It stores corporate credentials, authenticating end-users to their Virtual Private Network within the same smart card.

The GEMobileIT software manages access to the smart card from different locations (USB reader or GPRS/WLAN PC card) and provides user convenience through single PIN management for both WLAN and VPN authentication.

Russian Operator, Vympelcom, has been testing GEMobileIT since May 2003. Sergey Avdeev, Vice-President Network Development, said “GEMobileIT is proving itself to be a robust solution in offering secure Wireless LAN access to Internet and corporate resources remotely. It is a key part of our strategy for offering high-speed data services to our users”.

Philippe Martineau, Vice President, WLAN, Gemplus, said “Gemplus has been working with the various standards bodies and key players in the field in order to ensure a future-proof and scaleable solution with new technology advances and features, such as that in progress with Intel. This experience has served to reinforce our belief that end-user convenience and security are the two key challenges faced by the network operator in the WLAN market and we believe GEMobileIT provides exactly that”.

Separately, Gemplus is doing research with Intel Corporation on the implementation of a generic mechanism that secures the channel directly between the SIM card, wherever it resides, and the trusted terminal (laptop, PDA, etc.) used to access a WLAN.

At the 3GSM World Congress 2004, Gemplus and Intel will demonstrate how the SIM, in a Bluetooth enabled device, is used to establish a trusted WLAN session from an Intel-based laptop. Visit the Gemplus stand, Hall 1, B19 for more information.

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

Gemplus’ revenue in 2003 was 749.2 million Euros.

www.gemplus.com

©2004 Gemplus. All rights reserved. Gemplus and the Gemplus logo are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

For more information, please contact:

Jane Strachey Telecom PR Manager, Gemplus	Tel: +33 (0)4 42 36 46 61 / Mobile +33 (0)6 76 49 35 53 Jane.strachey@gemplus.com
Vanessa Clarke Account Director, Edelman	Tel: +44 (0)20 7344 1349 / Mobile +44 (0)7730 989 698 Vanessa.Clarke@edelman.com

GEMPLUS DEPLOYS FIRST FRENCH EMV1 BANKING CARDS

World looks at French bank Société Générale in EMV migration

Luxembourg, February 18th, 2004 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card solutions, today announced that it had become the first company to begin personalisation of EMV payment cards for the French financial market with the production of EMV-compliant payment cards for Société Générale, one of the largest financial services suppliers in the Euro zone.

Working closely with Société Générale and GIE Cartes Bancaires, Gemplus began production of B0’-EMV cards for Société Générale on 6th January 2004.

Gemplus has been a key partner of Société Générale for many years, when payment cards issued in France were based on a domestic payment application coded inside the smart card chip, named B0’2. In 2000, Gemplus was selected by GIE Cartes Bancaires, a consortium of all major French banks charged with the security and standardization of French payment card infrastructure, to develop a new card that would bear both domestic and standard EMV applications. The card would also include the French e-purse application, Moneo, should this be required by individual banks.

“For strategic reasons, Société Générale wants to migrate rapidly to EMV and we have relied on Gemplus to help us achieve this target,” explained Patrick Rasson, Vice President Payment at Société Générale. “We knew that Gemplus is successfully involved in several EMV projects abroad and that it perfectly understands our national card application. Gemplus has a global offer which provides the services Société Générale was looking for. Plus, as a trusted partner of ours and of GIE Cartes Bancaires, we were confident that Gemplus’ proven experience could help us at every stage of the migration process.”

“The delivery of personalised EMV cards to Société Générale is not only a French first but a major milestone for EMV migration worldwide,” said Justin D’Angelo, Senior Vice President at Gemplus Financial Services Business Unit. “France is the most mature market in smart card payment, and we expect to see all other countries looking to France as a reference during the course of their EMV migrations.”

Under the terms of the contract, Gemplus will deliver personalized EMV-compliant payment cards to Société Générale which include the native and historical B0’ application, as well as new EMV applications. The cards are being produced by the Gemplus factory in Gémenos.

About Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 88,000 people worldwide in three key businesses:

•	Retail Banking & Financial Services: Société Générale serves more than 15 million retail customers worldwide

•	Asset Management, Private Banking & Securities services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody ($1,200 billion) and under management (€281.5 billion, September 2003)

•	Corporate & Investment Banking: SG CIB ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance

Société Générale is included in the four major socially responsible investment indexes. www.socgen.com

1  Smart card standard that was created in 1996 by Europay, MasterCard and Visa, guaranteeing worldwide interoperability and security.

2  Specifications created by french banks to reinforce smart card security

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

Gemplus’ revenue in 2003 was 749,2 million Euros.

www.gemplus.com

contact details:

Steve Lacourt, Gemplus PR
Tel: +32 495 29 20 26
e-mail: steve.lacourt@gemplus.com

Vanessa Clarke, Edelman PR
Tel: +44 (0)20 7344 1349
Mobile : +44 (0) 7730 989698
e-mail: vanessa.clarke@edelman.com

©2004 Gemplus. All rights reserved. Gemplus, the Gemplus logo, and SafesITe are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.